Exhibit 99.3

Independent Auditor’s Report

To the Board of Directors of Enerplus Corporation

We have audited the financial statement of Enerplus Corporation, which comprises the balance sheet as at December 31, 2010, and notes to the balance sheet.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Enerplus Corporation as at December 31, 2010 in accordance with Canadian generally accepted accounting principles.

(signed) “Deloitte & Touche LLP”

Chartered Accountants

Calgary, Alberta

February 24, 2011

Enerplus Corporation
Balance Sheet
As at December 31, 2010

Assets
Cash	$10
Shareholder’s Equity
Share Capital (Note 2)	$10

Approved by the Board of Directors

(signed) “Gordon J. Kerr”	(signed) “Robert J. Waters”
Director	Director

Enerplus Corporation
Notes to the Balance Sheet
As at December 31, 2010

1.                                      Incorporation and Basis of Presentation

Enerplus Corporation (the “Corporation”) was incorporated under the provisions of the Business Corporations Act (Alberta) on August 12, 2010, with one (1) common share issued to Enerplus Resources Fund for cash consideration of $10. The Corporation was formed to become the ultimate parent in a proposed Arrangement described in Note 3. Other than the issuance of the common share there have been no other activities and the Corporation will be inactive until the proposed Arrangement is completed. This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.                                      Share Capital

The Corporation is authorized to issue an unlimited number of common shares and a number of preferred shares, issuable in series, limited in number to an amount not more than one-quarter of the number of issued and outstanding common shares at the time of issuance of such preferred shares. There is one (1) common share outstanding as at December 31, 2010.

3.                                      Plan of Arrangement

On October 22, 2010, the Board of Directors of EnerMark Inc., the administrator of Enerplus Resources Fund (the “Fund”) and the general partner of Enerplus Exchangeable Limited Partnership (“EELP”), and the Board of Directors of the Corporation approved a proposed transaction providing for the reorganization of the Fund and its assets into a corporate structure pursuant to a Plan of Arrangement (the “Arrangement”). The reorganization was approved by the holders (the “Trust Unitholders”) of trust units (the “Trust Units”) of the Fund and the holders (“EELP Unitholders”) of Class B limited partnership units of EELP (the “EELP Units”) on December 9, 2010 and the Court of Queen’s Bench of Alberta on December 10, 2010, Trust Unitholders will receive, for each Trust Unit held, one common share of the Corporation and EELP Unitholders will receive, for each EELP Unit held, 0.425 of a common share of the Corporation, on January 1, 2011. As a result of the Arrangement, the consolidated financial statements of the Corporation will reflect the assets and liabilities of the Fund at the respective carrying amounts.

4.                                      Subsequent Event

On January 1, 2011, the Arrangement was completed. Since the Arrangement did not contemplate a change of control for accounting or tax purposes, it has been treated as a change in the business form and accounted for as a continuity of interests. Accordingly, the financial statements of Enerplus commencing for the financial year beginning January 1, 2011 will reflect the assets and liabilities of the Fund at the respective carrying amounts.